UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2020

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated October 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: October 30, 2020	By:	/s/ Sébastien Robitaille
		Name:	Sébastien Robitaille
		Title:	Chief Financial Officer

Exhibit 99.1

DBV Technologies Reports September 30, 2020 Cash Position

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today reported its cash and cash equivalents and number of outstanding shares as of September 30, 2020.

Cash and cash equivalents

Cash and cash equivalents as of September 30, 2020, were €189.1 million, compared to €225.9 million as of June 30, 2020.

Excluding expenses related to the Company’s ongoing global restructuring plan, DBV’s average monthly cash burn decreased in the third quarter of 2020 as compared to the second quarter of 2020. DBV expects continued deceleration in the average monthly cash burn through the second half of 2021. The Company expects full implementation of the organization-wide cost reduction measures to be completed by the second half of 2021, at which point DBV forecasts it will have reduced its average monthly cash burn by 40-50% as compared to the first half of 2020.

“In the third quarter of this year, DBV advanced the global restructuring plan announced at the end of June,” said Daniel Tassé, Chief Executive Officer of DBV Technologies. “The plan enables us to maintain operational latitude to progress the clinical development and regulatory review of investigational Viaskin™ Peanut. Based on our current assumptions regarding the progress of our regulatory dossier and the implementation of our plan, these efforts should significantly extend our cash runway to the second half of 2022.”

Number of outstanding and fully diluted shares

As of September 30, 2020, DBV’s number of outstanding shares was 54,927,187 ordinary shares and on a fully diluted basis, the number of shares was 57,687,615.1

[1]

Fully diluted share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon exercise of outstanding employee warrants, employee performance shares and share options and nonemployee warrants, as approved by DBV Technologies shareholders and granted by the Board of Directors.

About DBV Technologies

DBV Technologies is developing Viaskin™, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin™ is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin™ Peanut. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential benefits of the proposed restructuring of the Company’s business and potential cost savings, the Company’s forecast of its cash runway and reduced monthly cash burn, the timelines for the Company’s ongoing clinical trials, including in light of the ongoing impact of the COVID-19 pandemic, the commercial potential of Viaskin™ Peanut as a treatment for peanut-allergic children, the conduct and timing of the Company’s clinical trials of Viaskin™ Peanut and the Company’s research, development and regulatory plans for its product candidates and preclinical pipeline, including the timing of the Company’s planned interactions with the FDA, and the progression of regulatory review of investigational Viaskin™ Peanut. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, including the impact of the COVID-19 pandemic, and the Company’s ability to successfully execute on its restructuring plans. Furthermore, the timing of any action by any regulatory entity cannot be guaranteed, particularly in light of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

Investor Contact

Anne Pollak

DBV Technologies

+1 857-529-2363

anne.pollak@dbv-technologies.com

Media Contact

Angela Marcucci

DBV Technologies

+1 646-842-2393

angela.marcucci@dbv-technologies.com